EXHIBIT 19
Insider Trading Policy

1.Policy Statement

This Insider Trading Policy (this “Policy”) is designed to prevent insider trading or allegations of insider trading, to protect the reputation of CONMED, its subsidiaries, and affiliated entities (collectively, the “Company”) for integrity and ethical conduct and to help the Company’s personnel avoid the severe consequences associated with violations of insider trading laws. It is the policy of the Company to comply with all applicable securities laws when transacting in its own securities. The Company will not engage in transactions in respect of its securities when it is in possession of material, nonpublic information relating to the Company, other than in compliance with applicable law.

2.Applicability

2.1.Persons Covered

This Policy applies to all directors, officers, and employees of the Company, as well as consultants and independent contractors of the Company who have access to material, nonpublic information relating to the Company or Other Relevant Issuers (as defined in Section 2.2 below).
As a person covered by this Policy, you are responsible for ensuring the following individuals comply with the restrictions set forth in this Policy:
•your family members, including without limitation your spouse, significant others, child, parent, sibling, who reside with you;
•anyone else who lives in your household;
•any family members who do not live in your household but whose securities transactions are directed by you or who are subject to your influence or control (such as parents or children who consult with you before they trade in securities);
•any person to whom you have disclosed material, nonpublic information; and
•any investment fund, trust, retirement plan, partnership, corporation or other entity that you have the ability to influence or for which you may direct investment decisions concerning securities.

Addendum 1 to this Policy is also applicable to (i) all members of the Board (the “Directors”), (ii) the Chief Executive Officer and his or her direct reports (the “Executives”), (iii) those who report directly to the Executives (the “Leadership” or “Leader”), (iv) administrative assistants who work for Executives or Leadership, and (v) other employees designated in writing by the General Counsel (the people falling into (i) – (v), collectively, the “Insiders”). The General Counsel will notify you via email if you are not a Director, Executive or Leadership but are subject to Addendum 1. Addendum 1 generally (1) prohibits covered individuals from trading in the Company’s securities during quarterly blackout and other periods and (2) requires covered individuals to pre-clear all transactions in the Company’s securities with the General Counsel.
Additional information regarding reporting obligations and other matters related to securities transactions made by Directors, Executives and certain members of Leadership who are subject to Section 16 reporting obligations are described by Addendum 2 to this Policy.

2.2.Securities Covered

The prohibition on insider trading in this Policy is not limited to trading in shares of the Company’s common stock. It also includes trading in any other securities issued by the Company (such as preferred stock, debentures, bonds and warrants) as well as derivative securities. Transactions in mutual funds, exchange-traded funds, index funds, or other “broad basket” funds that own or hold the Company’s securities as one of many investments are, however, not subject to this Policy.

This Policy also applies to trading in the securities of publicly traded companies with which the Company does business, such as the Company’s customers or suppliers, and those of publicly traded companies that are involved in potential transactions or business relationships with the Company, including those with which the Company may be negotiating major transactions, such as an acquisition, investment, or sale of assets (each such publicly traded company referred to in this sentence, an “Other Relevant Issuer,” and, collectively, “Other Relevant Issuers”).

3.Prohibited Activities

3.1.No Trading on “Material, Nonpublic Information”

Subject only to the specific exceptions in this Policy, you may not trade in Company securities, directly or indirectly, including by having others trade on your behalf, if you are aware of material, nonpublic information relating to the Company. Similarly, you may not trade in the securities of any Other Relevant Issuer if you are aware of material, nonpublic information relating to that Other Relevant Issuer that you obtained in the course of your role with the Company.

3.2.No Tipping

The Company has authorized only certain individuals to release material, nonpublic information relating to the Company. Unless you are one of these individuals, you may not communicate material, nonpublic information to others. If you are an authorized spokesperson, you must make disclosure in compliance with the Company’s policies regarding the authorized disclosure of such information, including the Company’s Policy on Disclosure and Speaking for the Company (Regulation Fair Disclosure (FD)). In either case, you are prohibited from recommending to anyone the purchase or sale of securities when you are aware of material, nonpublic information relating to those securities that you learned in your role at the Company. This practice, known as “tipping,” also may violate the securities laws and can result in civil and criminal penalties.

The existence of a personal, financial emergency does not excuse you from compliance with this Policy.

4.0    Definition of Material, Nonpublic Information

4.1    What is “Material Information”

While the term “material” is not precise, it is generally understood to apply to any information that a reasonable investor would consider in making an investment decision. The information need not be so important that it would alter an investment decision. Rather, it is enough that an investor could “consider” the information in making an investment decision. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed “material,” the following items are types of information that should be considered carefully to determine whether they are material:
•projections of future earnings or losses, or other earnings guidance;
•information related to decisions by regulatory authorities regarding the Company’s products and/or product candidates;
•results of clinical trials, collaborations, licenses or matters related to the status of clinical trials (e.g., enrollment), including the timing of such announcements;
•earnings or revenue that are inconsistent with the consensus expectations of the investment community; potential restatements of the Company’s financial statements, changes in auditors or auditor notification that the Company may no longer rely on an auditor’s audit report;
•pending or proposed mergers, acquisitions, tender offers, joint ventures or dispositions of significant assets; changes in management or the Board;
•actual or threatened litigation or governmental investigations or major developments in such matters;
•developments regarding customers, suppliers, orders, contracts or financing sources (e.g., the acquisition or loss of a contract);
•changes in dividend policy, declarations of stock splits, or public or private sales of additional securities;

•potential defaults under any credit agreements or indentures of the Company, or the existence of material liquidity deficiencies; and
•bankruptcies or receiverships.
The Securities and Exchange Commission (the “SEC”) has stated that there is no fixed quantitative threshold amount for determining materiality.

4.2    What is “Nonpublic Information”

Information is “nonpublic” if it has not been disseminated in a manner making it available to investors generally. To show that information is public, it is necessary to point to some fact that establishes that the information has become publicly available, such as the filing of a report with the SEC, the distribution of a press release through a widely disseminated news or wire service, or by other means that are reasonably designed to provide broad public access.
Before a person who possesses material, nonpublic information can trade, there also must be adequate time for the market as a whole to absorb the information that has been disclosed. For the purposes of this Policy, information will be considered public after the close of trading on the first full trading day following the Company’s public release of the information.
For example, if the Company announces material information of which you are aware before trading begins on a Tuesday, the first time you can buy or sell Company securities is the opening of the market on Wednesday. However, if the Company announces this material information after trading begins on that Tuesday, the first time that you can buy or sell Company securities is the opening of the market on Thursday.

Courts judge whether a particular item is “material” or “nonpublic” with the benefit of hindsight. You should direct questions whether information is “material” or “nonpublic” to the Company’s General Counsel.

5.0    Special and Prohibited Transactions

Certain types of transactions raise heightened legal risk and the appearance of improper or inappropriate conduct, even in the absence of any material, nonpublic information. Insiders, consequently, may not engage in any of the following transactions:

5.1    Short Sales

Short Sales (as defined below) of the Company’s securities typically evidence an expectation on the part of the seller that the securities will decline in value and, consequently, may signal to the market that the seller lacks confidence in the Company’s prospects. In addition, Short Sales may reduce a seller’s incentive to seek to improve the Company’s performance. A “Short Sale against the box” is generally a short sale involving a security that the seller owns but does not deliver to the purchaser. Short Sales and “Short Sales against the box” of the Company’s securities are prohibited by this Policy. A “Short Sale” is a trading strategy where an investor borrows shares of a stock from a broker, sells the borrowed shares, then buys back sufficient shares to replace the borrowed shares. The investor then returns the shares to the lender, keeping the difference, if any, between the sale and buyback price as profit, minus any loan interest.

5.2    Publicly traded options

Given the relatively short-term nature of most publicly traded options, transactions in certain types of options may create the appearance that a director or officer is trading based on material, nonpublic information or is focused on short-term performance at the expense of long-term objectives. Accordingly, transactions in put options, call options, or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy.

5.3    Hedging transactions

Hedging transactions can be accomplished through a variety of mechanisms, including the use of financial instruments such as prepaid variable forward contracts, equity swaps, collars, and exchange funds that are designed to reduce or eliminate the market price risk associated with ownership of the reference security. Such hedging transactions may permit a holder of Company equity securities to continue to own them without the full risks and rewards of ownership. When that occurs, the Insider may no longer have the same objectives as the Company’s other stockholders, and, therefore, Insiders are prohibited by this Policy from engaging in any derivative transactions referencing Company equity securities.

5.4    Margin accounts and pledges

Securities held in a margin account or pledged as collateral for a loan may be sold by the broker if an individual fails to meet a margin call or by the lender in foreclosure if an individual defaults on the loan. Because a margin or foreclosure sale that occurs when an individual is aware of material, nonpublic information or otherwise is not permitted to trade would violate this Policy, Insiders are prohibited by this Policy from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

5.5    Standing and Limit Orders

Standing and limit orders (except standing and limit orders under approved 10b5-1 plans, as described in Addendum 1) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a trade when an Insider is in possession of material, nonpublic information. The Company therefore discourages placing standing or limit orders on Company securities. If a person subject to this Policy determines that they must use a standing or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures in this Policy and Addendum 1.

6.0    Transaction Under Company Benefit Plans

This policy does not apply to transactions under our benefit plans, except as noted below:

6.1    Stock Option Exercises

This Policy’s trading restrictions generally do not apply to the Exercise (as defined below) of a stock option. The trading restrictions do apply, however, to any sale of the underlying stock or to a “Cashless Exercise” of the option through a broker, as this entails market sale of a portion of the underlying stock to cover the costs of exercise. Therefore, “Cashless Exercises” which include a market sale of securities are subject to the restrictions set forth in this Policy. The “Exercise” of a stock option means buying shares of the Company's stock at a predetermined price (the strike price) once you have the right to do so. For example, if an employee has material nonpublic information, they may exercise options at the strike price, but they must hold and not sell the shares until they no longer have material nonpublic information.

6.2    Vesting of Awards

This Policy’s trading restrictions do not apply to the vesting of stock options, restricted stock, or restricted stock units. Any sale of securities in connection with such vesting is, however, subject to the restrictions set forth in this Policy.

6.3    Employee Stock Purchase Plan

This Policy’s trading restrictions do not apply to periodic purchases of Company stock under a Company employee stock purchase plan, if such plan exists, so long as the employee’s last non-automatic election before the purchase was a valid election. This Policy does apply, however, to an employee’s non-automatic elections under the plan (whether an election to participate in the plan or to change the level of the employee’s contribution under the plan) and to any sales of Company stock purchased under the plan.

6.4    401(k) Plan

This Policy’s trading restrictions do not apply to purchases of Company securities in the Company’s 401(k) plan resulting from periodic contributions of money to the plan pursuant to a valid payroll deduction election. This Policy does apply, however, to an employee’s non-automatic elections with respect to a Company securities fund under the plan (whether an election to participate in the fund or to change the level of the employee’s level of participation in the fund) and transfers in or out of a Company securities fund (including in connection with a plan loan).

7.0    Gifts

A security holder cannot make a gift or other transfer of Company securities during a period when that person/entity is not permitted to trade.

8.0    Post-Termination Transactions

If you are aware of material, nonpublic information when your role with the Company ends, you may not trade in Company securities until that information has become public or is no longer material.

9.0    Unauthorized Disclosure

Maintaining the confidentiality of Company information is essential for competitive, security, and other business reasons, as well as to comply with securities laws. You should treat all information you learn about the Company or its business plans in connection with your role as confidential and proprietary to the Company. If you are involved in a confidential project which uses a project name in order to protect the confidentiality of the underlying work or transaction, you should not disclose to any employee or third party who is not authorized to be aware of the project, the existence of the project or the project name as this could lead others to believe the Company is involved in a matter that involves material nonpublic information. Inadvertent disclosure of confidential or inside information may expose the Company and you to significant risk of investigation and litigation.
The timing and nature of Company disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company, and its management. Accordingly, responses to inquiries about the Company from the press, investment analysts, or others in the financial community must be made on the Company’s behalf only through authorized individuals.

10.0    Personal Responsibility

The ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. You are responsible for confirming compliance with this Policy of any securities transaction executed or directed by you or a person or entity listed above.

11.0    Penalties for Insider Trading and Noncompliance with this Policy

Federal and state laws impose penalties for violation of insider trading or tipping laws that may be very severe and may include both imprisonment and large monetary and/or other civil penalties. In addition to governmental regulation in this area, those who violate insider trading or tipping laws may expose themselves or the Company to private lawsuits. The Company reserves the right to discipline any violation of this Policy, including by termination, whether or not the person violating the policy is found to be liable under U.S. or state law.

12.0    Questions About and Violations of this Policy

Any questions or concerns related to this policy can be directed to the Company’s General Counsel at LegalOperations@conmed.com.

If you violate this Policy or any federal or state laws governing insider trading, or know or have concerns about an actual or potential violation of this Policy, you must report the actual or potential violation immediately to the General Counsel or to the CONMED Hotline. However, if the conduct in question involves the General Counsel, you may raise the matter with the Company’s Chief Financial Officer, or if it involves the Chief Executive Officer or the Chief Financial Officer you may report the matter to the Chair of the Audit Committee. You may also raise the matter through the CONMED Hotline.

Failure to comply with this Policy may result in a violation of law or regulation and may raise serious compliance and legal concerns for CONMED, and the individual whose action may have caused or contributed to the potential violation. Substantiated violations of this Policy may subject the violator to disciplinary sanctions, ranging from a written warning up to, and including, employment termination.

Addendum 1

We have established additional procedures to assist in the administration of the Policy, to facilitate compliance with laws prohibiting insider trading, and to avoid the appearance of improper trading.  These additional procedures are applicable only to those individuals whom we have designated (and family members identified in Section 2.1 of the Policy (“Family Members”) and entities they control) and are subject only to the exceptions stated at the end of this Addendum. All capitalized terms used but not defined in this Addendum 1 have the definition ascribed to them in the Policy.
Pre-Clearance Procedures.  Insiders, as well as their Family Members and entities that they control, may not engage in any transaction in Company securities (including the gifting of Company securities) without first obtaining pre-clearance of the transaction from the Company’s General Counsel.
A request for pre-clearance must be submitted to the General Counsel via email LegalOperations@conmed.com at least two business days in advance of the proposed transaction. The General Counsel must submit any pre-clearance request to the Company’s Chief Financial Officer. As part of the submission, the Insider must state that they are not in possession of material, nonpublic information concerning the Company and must respond to any questions regarding the proposed trade requested by the General Counsel or Chief Financial Officer, as applicable.
Prior to any trade, the General Counsel, the Chief Financial Officer or his or her designee, as applicable, must have approved proposed trade via electronic mail. Any pre-cleared trade must be executed within five business days following the approval and at a time when the Insider does not have material, nonpublic information.
While pre-clearing trades will provide added protections for Insiders who pre-clear trades in good faith, pre-approval does not protect Insiders from the consequences of prohibited illegal trading if the Insider is otherwise in possession of material, nonpublic information.
The General Counsel or Chief Financial Officer is under no obligation to approve a transaction submitted for pre-clearance and may determine not to permit the transaction.  If a person seeks pre-clearance, and permission to engage in the transaction is denied, then the requestor must refrain from initiating any transaction in Company securities and should not inform any other person of the restriction, without first obtaining the General Counsel’s written consent to disclose the restriction to another person.
Quarterly Trading Restrictions.  Insiders, as well as their Family Members and entities that they control, may not trade Company securities during a “Blackout Period” beginning two weeks prior to the end of each fiscal quarter and ending one full trading day after earnings are publicly announced for that quarter. Accordingly, the Company’s trading window for all Insiders, as well as their Family Members and entities that they control, is always closed during the following periods:
•The close of business on March 15 until one full trading day after the 1st quarter earnings announcement;
•The close of business on June 15 until one full trading day after the 2nd quarter earnings announcement;
•The close of business on September 15 until one full trading day after the 3rd quarter earnings announcement; and
•The close of business on December 15 until one full trading day after the 4th quarter earnings announcement.
As a result, if an earnings announcement is made on a Tuesday morning before the stock market opens, the first time you could trade (assuming the trading window is not closed for any other reason, is the opening of the market on Wednesday. If earnings were released after trading began on Tuesday, the trading window would not open until Thursday.
Event-Specific Trading Restriction Periods.  From time to time, an event may occur that is material to the Company and is known by only a limited group of Insiders or other employees.  So long as the event remains material and nonpublic, Directors, Executives, Leaderships, and the individuals designated by the General Counsel as subject to this restriction, as well as their Family Members and entities they control, may not trade in Company securities.  In that situation, the General Counsel may, without disclosing the reason for the restriction, notify these persons that they should not trade in Company securities.  The existence of an event-specific trading restriction will not be communicated widely within the Company, and you should not communicate the restriction or extension to any other person.  Even if the General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material, nonpublic information.
Exceptions.  The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described in the Policy under the headings “Transactions Under Company Benefit Plans.”  Further, the requirement for pre-clearance, the quarterly trading restrictions, and event-specific trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 Trading Plans, described below.
Written Rule 10b5-1 Plans.
Under SEC Rule 10b5-1, Insiders may enter into a written plan which may permit trading during a Blackout Period or period during which event-specific trading restrictions have been imposed, provided, among other things, that the plan is entered into when the trading window is open (the “Plan”). The Plan must be entered into at a time when the Insider does not possess material, nonpublic information. SEC rules require a “cooling off” period between entering into the Plan and the transaction contemplated by the Plan, and each Plan must include a compliant cooling off period (90-120 days for Directors or Executives and 30 days for other Insiders). The Plan mechanism may be particularly useful if you have options that may expire during a quiet period, or, if for tax or other appropriate reasons, you do not wish to exercise options or otherwise trade in the Company’s stock before the quiet period commences or after it ends.
All Plans must: (i) specify, or include a formula for determining, the “amount” and “price” of the securities to be traded and the “date” of the trade; (ii) not permit the Company or the Insider to exercise subsequent influence over how, when or whether to effect the purchases or sales; and (iii) provide that no other person may exercise influence under the Plan when aware of material, nonpublic information. The trades must then occur in accordance with the Plan. SEC rules prohibit certain overlapping plans, subject to limited exceptions. The written plan must, among other things, be: operated in good faith, not part of a plan or scheme to evade the prohibitions of Rule 10b5-1, and preapproved in writing (which can be via email) by the General Counsel. Insiders should inform the General Counsel when amending or terminating any Plan. SEC rules require that plans adopted, materially amended or terminated by Directors and Executives be publicly disclosed in the Company’s SEC filings. The Legal Department can provide you with a sample plan upon request.

Addendum 2
SEC Reporting Obligations and Related Considerations
This Addendum 2 applies only to Director, Executive, or Leadership who the Company has identified as Section 16 Officers. There are two primary forms that must be filed with the SEC when Directors, Executives, or Leadership trade in the Company’s securities: a Form 4, and a Form 144. When Directors, Executives, or Leadership trade through Fidelity, the Company’s selected broker for equity compensation, Fidelity will file the Form 144, and the Company will be able to make the necessary Form 4 filings. Directors, Executives, or Leaders who trade with other brokers are responsible for ensuring that the required Form 144s are filed with the SEC, and for ensuring that the Legal Department receives the necessary information on a timely basis to allow for Form 4 filings. The specific procedures for these filings are described below.
Form 4. The SEC requires that Directors, Executives, or Leadership file within two business days of a reportable transaction a Form 4: (i) disclosing the nature of the transaction; (ii) the price of the shares transferred; and (iii) the number of shares beneficially owned by the Director, Executive, or Leader following the transaction. The Company will make the necessary Form 4 filing, provided we receive the information necessary to make such filing. You should be aware that we are required to disclose in our annual proxy filing any failure to meet the two-day filing deadline for Form 4s and an explanation as to why such filing was not timely. Gifts are required to be reported on Form 4s. There may also be civil or criminal penalties for violators.
Form 144. Prior to, or simultaneously with, placing any order to sell the Company stock, a Director, Executive, or Leader is required to file a Form 144 with the SEC. Fidelity will handle the filing of the Form 144 if Fidelity is handling the transaction; if a Director, Executive, or Leader is selling the Company stock through a broker other than Fidelity, the Director, Executive, or Leader will have to notify the General Counsel or his or her designee so the Company can assist with filing a Form 144. Otherwise, the Director, Executive or Leader must file the Form 144 on his or her own. The purpose of the Form 144 is to notify the SEC that the person signing the Form does not know any material, nonpublic information in regard to the current and prospective operations of the Company. In filling out the Form, Section 3(f) asks for the approximate date on which you expect to sell the Company stock. Since a “shelf” filing for a Form 144 is prohibited, you should indicate, as the approximate selling date, the actual date you sign the Form 144.
Rule 144 Volume Restrictions. Rule 144(e) places volume restrictions on Directors, Executives or Leadership who plan to sell the Company stock. This means that the number of shares that a Director, Executive or Leader intends to sell must not exceed more than 1% of the outstanding stock of the Company or not more than the average weekly volume of trading in the stock as reported through the four calendar weeks preceding the proposed sale. If more than one Director, Executive, or Leader sells within a three-month period, the volume restriction may apply to the aggregate number of shares sold by all Directors, Executives or Leader in that period. The Company’s practice is to monitor the volume of trading by Directors, Executives, and Leaders under this provision to ensure compliance.
“Short Swing” Profit Rule. Section 16 also requires that any purchase or sale (or sale and purchase) of Company securities that occur within six (6) months of each other be “matched” such that the difference between the highest and lowest in price is considered a short-term, or short swing, profit, that must be turned over to the Company, subject to limited exemptions. The liability for short swing profits is one of strict liability; there is no good faith or honest mistake exception, and private attorneys police all reported transactions to ensure that public companies enforce these rules.
Post-Trade Reporting to the General Counsel.
Once any transaction in the Company’s securities by a Director, Executive, or Leader (including transactions effected pursuant to a Rule 10b5-1 Plan) is completed, the transaction details must be submitted in writing to the General Counsel within one day of the transaction. The Director, Executive, or Leader should include the date of the transaction, quantity of shares, price and broker-dealer through which the transaction was effected.

This reporting requirement may be satisfied by sending (or having such Director’s, Executive’s, or Leader’s broker send) duplicate confirmations of trades to the General Counsel if such information is received by General Counsel on or before the required date. This requirement is in addition to any required notification that the Company receives from the broker who completes the trade.